NEWS RELEASE

Crosshair Announces Plans for Summer Program

Dated: June 12, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration and Mining Corp. (AMEX: CXZ) (TSX: CXX) is pleased to provide details on the intensive summer and fall exploration program set to begin in early July at the Central Mineral Belt (CMB) Uranium Project in Labrador.

An 8,000 metre (m) drill program utilizing 2 to 3 drills will be directed at expanding known mineralization along the C Zone – Armstrong Corridor as well as defining known targets and testing new showings in the underexplored southern portion of the Property.

NORTHSTAR

A total of 6,000 m of drilling is planned within the Northstar area for the remainder of 2008. The program will be aimed at building upon the mineralized zones at Area 1 and the recently discovered Armstrong, as well as increasing the currently defined NI 43-101 uranium resource at the C Zone. The program has been designed to confirm the continuity of mineralization between all three zones. As a precursor to diamond drilling, extensive geological mapping and trenching programs have been designed for the C Zone – Armstrong Corridor. These programs will be conducted in conjunction with, and incorporated within, a regional geological mapping/prospecting program. Several new targets will also be drill tested.

C Zone

The C Zone is the most advanced uranium project on the Property, with an existing NI 43-101 compliant indicated resource of 3.19 million pounds of U3O8 (3.75 million tonnes at 0.04% U3O8) and an additional NI 43-101 inferred resource of 4.59 million pounds of U3O8(6.32 million tonnes at 0.03% U3O8). The complete resource estimate can be found in the NI 43-101 report entitled TechnicalReport on the Central Mineral Belt Uranium Project, Labrador, Canada dated September 9, 2007, as filed on SEDAR on September 10, 2007, as well as on the Company's website.

Over 17,000 m have been drilled at the C Zone since the last resource estimate. Drilling in 2007 returned the best intercepts to date highlighted by hole ML-87 (0.07% U3O8over 71.3 m including 0.1% U3O8over 45.7 m). More than 400 m were added to the strike length, which now totals 1500 m. An updated NI 43-101 resource, which will include drilling up to May 2008, is expected to be released this summer.

Area 1

A total of 49 holes have now been drilled at Area 1, which is located 1.5 kilometres (km) southwest of the C Zone. The geological setting and style of mineralization strongly resemble that of the C Zone and it is believed that Area 1 is part of a 4.5 km long mineralized trend. Uranium mineralization has now been defined over a strike length of 600 m and remains open to depth and along strike.

Armstrong

Armstrong is located approximately 3 km southwest of the C Zone and is believed to anchor the southern end of the same 4.5 km long trend that hosts the C Zone and Area 1. A total of 32 holes have now been drilled at Armstrong, which has a currently defined strike length of 300 m. This newly discovered zone is also open to depth and along strike. Armstrong has returned the highest grade of uranium within the CMB Property to date. Drill hole ML-AR-26 pierced 0.16 m of 9.12% U3O8accompanied by 0.4% copper. This intercept was hosted within an interval grading 0.196% U3O8over 9.45 m.

IOCG Targets

Three deep drill holes were completed this past winter to test the potential for Iron Oxide Copper Gold (IOCG) type mineralization associated with a large gravity anomaly beneath the C Zone –Armstrong Corridor. Although unsuccessful in detecting IOCG mineralization, these holes provided geological data that will greatly help refine existing geophysical models to further evaluate the IOCG potential of the Property.

LONESTAR

The Lonestar Division will spearhead a detailed exploration program, which will include 2,000 m of drilling in the 585 square km southern portion of the Property. Ground work from 2007 that included a lake sediment survey, an alpha cup radon gas survey, geological mapping and geochemical sampling, identified several areas with highly anomalous concentrations of uranium and associated elements. These high priority targets will be further tested with detailed mapping as well as several geochemical programs. The two most advanced targets within Lonestar are Madsen Lake and Croteau Lake, both of which will be drill tested this summer.

Madsen Lake

Madsen Lake consists of four uranium occurrences hosted within sheared felsic volcanic rocks. A total of 34 grab samples were collected in the summer of 2006, of which 24 samples had greater than 0.05% U3O8and up to 4.57% U3O8. Recent field work has also indicated that other areas adjacent to Madsen Lake warrant further investigation. Uranium mineralization in this area is thought to be similar to that of the Michelin Deposit, which is located 65 km to the northeast.

Croteau Lake

A total of 87 grab samples have been collected in an area over several hundred square metres at Croteau Lake with an average grade of 0.33% U3O8 and a maximum of 2.09% U3O8. Although limited drilling has not yet located the source of the high-grade boulders, subsequent lake sediment, glacial till and alpha cup radon gas surveys indicate that the source is of a local nature. Further geochemical sampling and detailed mapping will be conducted as a precursor to additional drilling.

Crosshair wishes to acknowledge and thank the Government of Newfoundland and Labrador for its funding contribution under the Junior Exploration Assistance Program toward the Company's exploration work at Croteau Lake.

Additional information and maps for priority target areas on the CMB Uranium Property can be found on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. 92% of Crosshair’s property and all of its principal assets fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.